John J. O’Brien 215.963.4969

June 16, 2023

FILED AS EDGAR CORRESPONDENCE

Ms. Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to follow-up comments on Post-Effective Amendment No. 131 to the Registration Statement of SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. Choo:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the follow-up comments and questions you provided via telephone on June 14, 2023, regarding (i) the Correspondence filed by the Trust on June 12, 2023 (the “Correspondence”) in response to your initial comments on the Trust’s Post-Effective Amendment No. 131, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 133, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on March 29, 2023 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of adding a new fund, the Liquid Alternative Fund (the “Fund”), and (ii) the drafts of the statutory prospectuses and Statement of Additional Information (“SAI”) provided to you on June 12, 2023 preparatory to the Trust’s Post-Effective Amendment No. 133 under the 1933 Act and Amendment No. 135 under the 1940 Act to its Registration Statement expected to be filed with the SEC on or about June 16, 2023 pursuant to Rule 485(b) under the 1933 Act. As indicated in the Amendment, SEI Investments Management Corporation (the “Adviser”) will serve as investment adviser to the Fund. Below, we have briefly summarized your follow-up comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. We have reviewed your response to Comment 3(e) in the Correspondence. Rule 18f-4 under the 1940 Act requires a 20 trading day VaR. The expected 5% limitation on daily VaR would exceed 20% when scaled to a 20-day VaR. Please provide a supplemental response describing how the Fund expects to comply with the VaR test requirements in the Rule.

Response. The Trust has provided information responsive to this request supplementally and confidentially, which will be sent via letter dated June 15, 2023, delivered overnight and via PDF attachment to e-mail.

Ms. Yoon Choo

June 16, 2023

2.	Comment. With respect to your response to Comment 33 in the Correspondence, we do not believe that the comparison to non-registered products is appropriate since such products are not afforded the protections of the 1940 Act. We reiterate the comment.

Response. In response to the Staff’s comment, we have removed the disclosure.

3.	Comment. With respect to your response to Comment 50 in the Correspondence, we are aware of the shareholder voting requirements under Section 13(a)(1). The non-fundamental policy states that “the Fund may not: . . . With respect to 75% of its assets: (i) purchase the securities of any issuer (except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or securities of other investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer; or (ii) acquire more than 10% of the outstanding voting securities of any one issuer.” In other words, the non-fundamental policy states that the Fund must be diversified. However, the introduction to the section states that, “the non-fundamental policies of the Fund and may be changed by the Board without a vote of shareholders.” We reiterate our comment:

Response. In response to the Staff’s comment, we have clarified the introductory language in the Non-Fundamental Policies sub-section of the Investment Limitations section of the SAI to state that such policy could not be changed solely by the Board without a vote of the shareholders.

4.	Comment. Your response to Comment 4 in the Correspondence refers to the Fund’s investments in “US and Euro corporate bond ETFs,” but the last sentence of the first paragraph of the Principal Investment Strategies section in the statutory prospectuses refers to “U.S. or non-U.S. corporate bond ETFs.” Please reconcile.

Response. As the Staff points out, the response to Comment 4 in the Correspondence should have more broadly referred to non-U.S. corporate bond ETFs, consistent with the disclosure in the Fund’s prospectuses.

5.	Comment. Referring to Comment 5 in the Correspondence, specify in the Fund’s Item 4 and Item 9 disclosure whether the Fund seeks to replicate the performance of a model portfolio as measured before or after the deduction of Fund fees and expenses.

Response. In response to the Staff’s comment, we have added an explanatory parenthetical noting that the Fund seeks to replicate the total return of the model portfolio before taking into account the Fund’s fees and expenses.

6.	Comment. Referring to the second paragraph in the Fund’s Principal Investment Strategies section, the disclosure makes clear that the Adviser and Sub-Adviser use their discretion to add or discontinue the use of alternative investment strategies or alter the weighting between the multi-strategy sleeve and the managed futures sleeve. The disclosure also states that “the amount of the Fund’s assets that may be allocated to various strategies and among investments is expected to vary over time and may be adjusted over short periods of time.” Accordingly, please delete the reference to “rules-based” approach or explain supplementally why the reference should not be deleted.

Response. In response to the Staff’s comment, we have removed the phrase.

Ms. Yoon Choo

June 16, 2023

7.	Comment. In the “Multi-Strategy Sleeve” sub-section of the Fund’s Principal Investment Strategies section, consider revising the sentence that states that the sleeve “will consist of the average return of the 50 largest hedge funds.”

Response. In response to the Staff’s comment, we have revised the disclosure to state that the multi-strategy sleeve will seek to replicate the average total return of the 50 largest applicable hedge funds.

8.	Comment. Does the Multi-Strategy Sleeve seek to replicate the return of the Eurekahedge 50 Index? If so, please disclose this in the prospectuses (which disclosure may be included in Item 9). Also, please revise the disclosure describing the Index so that it is consistent with the description of how the Eurekahedge’s description of how the Index is constituted, as the Eurekahedge website describes its process somewhat differently than the Fund’s disclosure.

Response. We reviewed the disclosure of the Fund’s engagement with the Eurekahedge 50 Index in response to the Staff’s comment, and we are comfortable that it is accurate and sufficient as-is.

9.	Comment. In the “Multi-Strategy Sleeve” sub-section of the Fund’s Principal Investment Strategies section, the phrase “returns Composite” appears to be missing a word or phrase. Please consider revising.

Response. In response to the Staff’s comment, we have clarified this disclosure.

10.	Comment. In the “Managed Futures Sleeve” sub-section of the Fund’s Principal Investment Strategies section, please disclose the type of “returns” referenced here. In this regard, we note that the terms “return,” “average return” and “total return” are used throughout the prospectus. Please ensure that each reference to “returns” accurately reflects the type of return calculation used.

Response. In response to the Staff’s comment, we have clarified that the managed futures sleeves is designed to reflect the total return of the Index. We have also reviewed references to “return” throughout the statutory prospectuses and SAI and made clarifying changes, where appropriate, throughout.

11.	Comment. Although we were unable to find an exact description of the Societe Generale CTA Trend Index, other registered funds describe the Index differently than the Fund. Please consider whether the Fund’s description accurately reflects the Index.

Response. We reviewed the disclosure of the Index in response to the Staff’s comment, and we are comfortable that it is accurate and sufficient as-is.

12.	Comment. Please reconcile references to “total returns of the Composite” with “average returns of the Composite” throughout the Fund’s disclosure.

Ms. Yoon Choo

June 16, 2023

Response. As stated in response to Comment No. 10 above, we have made clarifying changes, where appropriate, throughout the statutory prospectuses and SAI.

13.	Comment. In the seventh paragraph of the Fund’s Principal Investment Strategies disclosure, please consider whether the phrase “through synthetic short investments” should be revised.

Response. In response to the Staff’s comment, we further reviewed the Fund’s principal investment strategies disclosure and revised it accordingly.

14.	Comment. Please include references to the Fund’s use of options and forwards in the eighth paragraph of the Fund’s Principal Investment Strategies disclosure.

Response. In response to the Staff’s comment, we have added references to forwards and options in the Fund’s Principal Investment Strategies disclosure.

15.	Comment. The “Commodity-Linked Investments” risk disclosure does not discuss futures, options and swaps and instead refers to risks related to commodities as more commonly understood (i.e., physical commodities). We believe the term “commodities” is commonly understood by investors to be goods used in commerce such as gold, silver, oil, or grains. The terms commodity-linked investments and commodity related investments are not used in the strategy discussion. The Fund’s response to Comment 22 in the Correspondence that under CFTC Rule 4.12(c)(3) futures, options on futures and swaps are considered “commodity interests” does not address our comment because the revised risk factor does not discuss the risks of such instruments. We reiterate Comment 22.

Response. In response to the Staff’s comment, we have removed the “Commodity-Linked Investments” risk disclosure in Item 4 and Item 9. Risks related to the Fund’s investments in derivative instruments that are considered “commodity interests” by the CFTC are sufficiently covered by the other Principal Risks disclosure, including, but not limited to, “Derivatives Risk.”

16.	Comment. The strategy discussion has been revised to include references to investments in currency futures contracts. Accordingly, please revise the currency risk factor to address such investments.

Response. In response to the Staff’s comment, we have revised the Fund’s Currency Risk disclosure to include a reference to the fact that the Fund can invest in currency futures contracts.

17.	Comment. Regarding the Fund’s fixed income market risk disclosure, the strategy discussion states that the Fund may invest in ETFs, such as U.S, or non-U.S. corporate bond ETFs, please ensure that the method by which exposure is obtained is accurately described in the risk factor discussion.

Response. In response to the Staff’s comment, we have revised the Fund’s Fixed Income Market Risk disclosure to refer to the Fund’s ability to gain exposure to the fixed income market through investments in underlying ETFs.

Ms. Yoon Choo

June 16, 2023

18.	Comment. In the More Information About Investments section of the statutory prospectuses, consider revising the third paragraph so that it is consistent with any changes made in the summary section of the prospectuses regarding returns before or after fees and expenses and total or average return.

Response. As stated in response to Comment No. 10 above, we have made clarifying changes, where appropriate, throughout the statutory prospectuses and SAI.

19.	Comment. In the More Information About Investments section of the statutory prospectuses, in the second sentence of the third paragraph, consider revising the phrase “will consist of the average return”.

Response. As stated in response to Comment No. 10 above, we have made clarifying changes, where appropriate, throughout the statutory prospectuses and SAI.

20.	Comment. In the More Information About Investments section of the statutory prospectuses, Global Macro is listed as one of the alternative strategies to which the sleeve does not have exposure; whereas, the parallel disclosure in the summary section includes references to Global Macro in the discussion of this sleeve. Please reconcile.

Response. In response to the Staff’s comment, we have removed “global macro” from the parenthetical that carves out fund styles from the 50 largest funds that compose the multi-strategy sleeve.

21.	Comment. In the fourth bullet point of the More Information About Investments section of the statutory prospectuses, please explain “arbitrage” in plain English.

Response. In response to the Staff’s comment, we have added a parenthetical that explains the concept of arbitrage in plain English.

22.	Comment. In the sixth paragraph of the More Information About Investments section of the statutory prospectuses, please clarify whether the disclosure referring to the Fund’s ability to invest “in a fund where SIMC is the adviser” refers to ETFs, hedge funds or other pooled investment vehicles.

Response. In response to the Staff’s comment, we have expanded the disclosure to contemplate the potential that the Fund invest in registered funds (including ETFs) or private funds managed by SIMC or one of its affiliates.

23.	Comment. In the sixth paragraph of the More Information About Investments section of the statutory prospectuses, please clarify the phrase “As a result, SIMC funds that pay higher fees”. Consider whether this should instead say that SIMC could select funds that pay underlying fees.

Response. In response to the Staff’s comment, we have removed this sentence.

Ms. Yoon Choo

June 16, 2023

24.	Comment. In the seventh paragraph of the More Information About Investments section of the statutory prospectuses, the placement of the final phrase – “are not considered principal investment strategies of the Fund” – is confusing, given that the Fund refers to other investment strategies and the principal investment strategies in the beginning part of the sentence. Please consider revising.

Response. We have revised the disclosure to clarify that the principal and other investment strategies described in the prospectuses and SAI are not considered “fundamental investment policies” of the Fund (which, for the avoidance of doubt, would permit them to be changed without shareholder approval).

25.	Comment. This risk discussion is included under the heading “More Information About Principal Risks.” However, your response to Comment 29 of the Correspondence states that “the Fund does not currently plan to engage in securities lending as a principal investment strategy.” As previously relayed to you in Comment 29, if non-principal risks will be discussed in Item 9, please clearly distinguish those risks as non-principal so that investors are clearly informed about the materiality of each risk.”

Response. In response to the Staff’s comment, we have revised the disclosure to indicate to investors that securities lending risk is not a current principal risk of the Fund, but has been included in the interest of transparency and disclosure because the Fund could, in the future, determine to engage in securities lending as opportunities arise.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien, Esq.